Exhibit 99.3

Spreadtrum Announces SC6600H:

A New Mobile Baseband Chip for Enhanced CD Sound Quality

August 29, 2007, Shanghai, China – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced its SC6600H, an enhanced GSM/GPRS multimedia baseband chip optimized for the music mobile phone combining high quality music playback functions with CD sound quality.

Consumers demand rich multimedia functions from their mobile phones, and high-fidelity music playback is no longer just a “high end” option, but has become a “must have” feature for the mainstream phone user, too. Consequently, consumers have become increasingly critical about the quality of their phone’s music playback as well. Yet the sound effects produced by many current mobile phones, especially entry level models, have not met even basic MP3 quality levels. Utilizing advanced audio processing technologies, the SC6600H enables mobile phones to become music players that produce CD-quality stereo sound.

The SC6600H is primarily targeted at solutions for the music-oriented mobile phone market, emphasizing better sound quality and optimizing functions, such as supporting half rate (HR), full rate (FR), enhanced full rate (EFR) and adaptive multi-rate (AMR) voice codec. At the same time, SC6600H also supports features such as GPRS multi-slot Class 10, voice recording, Bluetooth interface, and more. Further, the

SC6600H is designed to provide high reliability, in addition to its integrated features, strong stability and low power consumption. Since the SC6600H enables mobile phone manufacturers and design houses to create handsets with high quality sound effects at a low cost, Spreadtrum believes it is an ideal choice for “entry level” phone models.

Commenting on the announcement, Dr. Ping Wu, President and CEO of Spreadtrum, said, “With this introduction, we are raising the standard for entry level mobile phones and making it possible for mainstream consumers to enjoy music with CD sound quality on their mobile phones. This illustrates what Spreadtrum’s chip design efforts endeavor to accomplish—help enhance the bliss of consumer experience through high tech innovation.”

Spreadtrum began sampling the SC6600H chip in the third quarter of this year. The chip is available in a 240-ball LFBGA package, low-power design, 3V for I/O and 1.8V for core.

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding handset manufacturers and design houses ability to use the SC6600H in creating handsets with high quality sound effects at a low cost and Spreadtrum’s belief that the SC6600H is an ideal choice for entry level phone models. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; uncertainty regarding the timing and pace of adoption of the SC6600H baseband by Spreadtrum’s customers; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-6270-2988 x217

E-mail: william.shi@spreadtrum.com